SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2006
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 24, 2006	EKSPORTFINANS ASA

	By:	/s/TOR F. JOHANSEN

Name: Tor F. Johansen
Title: President and Chief
Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated November 24, 2006.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973, Registration Statement No. 333-124095 and Registration Statement No. 333-137771.

Exhibit Index is on page 3

PRESS RELEASE
November 24, 2006
Re-organization of Eksportfinans’ Finance Department
According to international guidelines for the organization of financial institutions, separating Front-Office activities from Middle-, Back-Office and Risk-Management is considered to be best practice. Eksportfinans is continually seeking to operate more efficiently and professionally, and has thus decided to re-organize its Finance Department with effect from January 1, 2007.
The Finance Department will be divided into two, with one section responsible for Front-Office activities including Dept Investor Marketing, Funding and Investments while the other section will be in charge of the Internal Bank, Asset Composition, Documentation, Back-Office and Risk Management. The current Director of Finance Olav Tore Breilid will take up the position as Director of Risk Management and Operations, while current Head of Capital Markets, Søren Elbech, has been appointed as new Director of Treasury. They will both be members of the Group Top Management Team.
Olav Tore Breilid has been an employee with Eksportfinans since 1995 and has held the position as Director of Finance for the last five years. He has a Business Degree from the Norwegian School of Business and Economics in Bergen, and has previous work experience from other credit institutions, as well as from consulting and asset management.
Søren Elbech has been with Eksportfinans as Head of Funding from 2002 until 2005, when he was appointed Head of Capital Markets and Deputy Director of Finance. He has an Executive MBA from BI in Oslo and ESCP-EAP in Paris, and has previous work experience from i.a. Nordic Investment Bank in Helsinki and Inter-American Development Bank in Washington DC.
Contact persons:
President and CEO Tor F. Johansen, phone +47 22 01 22 30, mail tfj@eksportfinans.no
Head of Information Elise Lindbæk, phone +47 22 01 22 64, mail el@eksportfinans.no
More information about Eksportfinans is available on www.eksportfinans.no

Exhibit Index is on page 3